Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

October 3, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Amendment No. 2 to Registration Statement on Form F-1
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we are filing herewith an amendment (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of the Amendment No. 2, which has been marked to show changes to amendment No. 1 to the Company’s registration statement on Form F-1 filed with the Commission on September 25, 2017 (the “September 25 Filing”).

The Company has responded to the comment contained in the comment letter dated September 26, 2017 from the Staff (the “Staff”) of the Commission (the “September 26 Comment Letter”) by revising the September 25 Filing. In addition to the amendments made in response to the Staff’s comment, the Company has also revised the September 25 Filing to update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Amendment No. 2 contains the estimated price range and offering size. The Company plans to launch the road show on October 4, 2017.

Set forth below are the Company’s responses to the Staff’s comment in the September 26 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Amendment No. 2 where the disclosure addressing the comment appears.

*        *        *

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for loan principal and financing service fee receivables, page F-22

1.	We note your response to prior comment 4 and the enhanced disclosures made on page F84 as it relates to the change in the charge-off policy as a result of the correction of an error. Please revise to include disclosures similar to those on page F-84 in Note 2 to the audited financial statements. In addition, please disclose the impact of this error correction on the financial information presented for the interim period of 2017.

In response to the Staff’s comment, the Company has revised the disclosures on F-23 and F-84 of Amendment No. 2.

*        *        *

If you have any question regarding the Amendment No. 2, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

      Qudian Inc.

Daniel Fertig

David Lee

      Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

      Kirkland & Ellis LLP

Ron Yan

      Ernst & Young Hua Ming LLP

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